Mail Stop 4561

March 5, 2010

Jochen Witte
Chief Executive Officer
Versant Corporation
255 Shoreline Drive, Suite 450
Redwood City, CA 94065

>   **Re: Versant Corporation**
>   **Form 10-K for the Fiscal Year Ended October 31, 2009**
>   **Filed January 29, 2010**
>   **File No. 000-28540**

Dear Mr. Witte:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Income Taxes, page 33

1.   We note that while you released a small portion of the deferred tax asset valuation allowance during the fourth quarter of fiscal 2009, the allowance at year-end

Jochen Witte
Versant Corporation
March 5, 2010
Page 2

remains significant. Your disclosures here, as well as on page 91, indicate that in evaluating your ability to recognize deferred tax assets, you consider all positive and negative evidence, including past operating results in the most recent fiscal years and an assessment of expected future results of operations on a jurisdiction by jurisdiction basis. Given your operating results in recent years, particularly internationally, as well as the guidance provided for fiscal 2010, please discuss in further detail the uncertainties related to your ability to utilize the balance of your deferred tax assets and why you believe the amount of the allowance established at October 31, 2009 is appropriate.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 66

2. Your disclosures indicate that you use the residual method to recognize revenues from multiple-element license arrangements when there are one or more elements to be delivered at a future date. Further, you disclose that revenues are deferred based on vendor-specific objective evidence ("VSOE") of the fair value of these undelivered elements, as determined by the price charged when sold separately. Please describe your methodology and assumptions used to establish VSOE of fair value for each undelivered element in these multiple-element arrangements. In your response, as it relates to PCS, describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value. For example, if your agreements include stated future renewal rates, tell us how you determined the renewal rates are substantive. In this regard, please provide the range of typical renewal rates that are stated in your contracts and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE of PCS is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE. Additionally, please describe your policy for allocating arrangement consideration to PCS when the contractual price for this element does not fall within the respective VSOE of fair value range.

3. We note in your disclosure that prepaid royalties from Value Added Resellers (VARs) are recognized when the prepaid licenses are sold to the VAR. Clarify the terms of your prepaid royalty arrangements with your VARs including whether your VARs have refund rights, exchange rights or price protection. In your response tell us how you considered ASC 605-25-36 in accounting for your prepaid royalty arrangements.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 94

4.   You state that your Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by the report, your disclosure controls and procedures "were effective to ensure that information required to be disclosed in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms." This effectiveness conclusion is stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e). In your response letter, please confirm, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusion, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

5.   We note the statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In your response letter, please confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of October 31, 2009. In addition, ensure that future quarterly and annual reports set forth whether your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.01 and 31.02

6.   The language of the certifications required by Rule 13a-14(a) may not be altered in any manner from the form appearing in Item 601(b)(31)(i) of Regulation S-K. In this regard, we note that you have included the titles of your certifying officers in the introductory paragraph of your certifications. Please confirm that in future filings you will not alter the form of the certifications in any manner from that appearing in Item 601(b)(31)(i) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545 or David Orlic, Staff Attorney, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief